Filed pursuant to 424(b)(3)
Registration No. 333-139504

SUPPLEMENT NO. 27

DATED AUGUST 4, 2008

TO THE PROSPECTUS DATED AUGUST 1, 2007

OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 27 supplements our prospectus dated August 1, 2007, as previously supplemented by Supplement No. 23 dated April 22, 2008, Supplement No. 24 dated May 19, 2008, Supplement No. 25 dated May 23, 2008 and Supplement No. 26 dated July 21, 2008.  You should read this Supplement No. 27 together with our prospectus dated August 1, 2007, as supplemented.  This supplement updates, modifies or supersedes certain information contained in the prospectus sections captioned “Business and Policies” and “Plan of Distribution” as described below.  Unless otherwise defined in this Supplement No. 27, capitalized terms used in this Supplement No. 27 have the same meanings as set forth in the prospectus.

Business and Policies

Our Assets

Our Joint Ventures

This subsection supplements the discussion contained in the prospectus under the heading “Business and Policies – Our Assets – Our Joint Ventures,” which begins on page 132 of the prospectus.

Concord Debt Holdings, LLC.  On August 2, 2008, we, through our wholly owned subsidiary, Inland American (Concord) Sub LLC, entered into a joint venture with Lex-Win Concord LLC (referred to herein as “Lex-Win”), a jointly owned subsidiary of the respective subsidiaries of Lexington Realty Trust (NYSE: LXP) and Winthrop Realty Trust (NYSE: FUR).  The joint venture, known as “Concord Debt Holdings, LLC,” originates and acquires real estate securities and real estate related loans.

Under the terms of the joint venture agreement, we initially will contribute $20 million to the venture in exchange for preferred membership interests in the venture, with additional contributions, up to $100 million in total, over an eighteen-month period; provided that if $65 million of capital contributions is not called from us during the first twelve months, we will not be required to make any additional contributions.  Our capital contributions will be used by the venture primarily for the origination and acquisition of additional debt instruments including whole loans, B notes and mezzanine loans.  Lex-Win has already contributed $325 million to the venture in exchange for common membership interests in the venture, and will be obligated to make preferred capital contributions of up to $75 million (referred to herein as the “Lex-Win preferred capital”) in certain circumstances.

Operating cash flow of the venture will be distributed (1) first, to Lex-Win until it receives its unreturned Lex-Win preferred capital plus the applicable return on its Lex-Win preferred capital, generally equal to the rate on the debt related to the margin call being satisfied or the debt being retired by such Lex-Win preferred capital; provided, that if the additional capital contribution is not returned within twelve months, the rate is reduced by fifty basis points, (2) second, to us until we receive a 10% preferred return on our unreturned capital contributions (subject to certain increases in the event of certain default events by Lex-Win), (3) third, to Lex-Win until it receives a 10% return on its unreturned capital contributions and (4) thereafter, pari passu between Lex-Win and us in accordance with unreturned capital contributions, except that Lex-Win will receive, as a promoted interest, 30% of the amount that we would otherwise be entitled to receive.

Capital proceeds of the venture will be distributed (1) first, to Lex-Win until it receives the applicable return on its Lex-Win preferred capital plus its unreturned Lex-Win preferred capital, (2) second, to the extent not paid from cash flow, to us until we receive a 10% preferred return on our unreturned capital contributions, (3) third, to Lex-Win until its existing unreturned capital contribution is reduced to $200 million or, if we are no longer obligated to make capital contributions, the greater of (a) $100 million and (b) 200% of our unreturned capital contribution, (4) fourth, to us until we receive a return of our unreturned capital contributions, (5) fifth, to the extent not paid from cash flow, to Lex-Win until it receives a 10% preferred return on its unreturned capital contributions, (6) sixth, to Lex-Win until it receives a return of its unreturned capital and (7) thereafter, 76 2/3% to Lex-Win and 23 1/3% to us.

Lex-Win will manage the business of the venture.  However, certain “key decisions” will require the approval of the majority of the members of the advisory committee of the venture, which will consist of two members designated by us and two members designated by Lex-Win.  In the event that both of Michael L. Ashner or Peter Braverman, both executive officers of Winthrop Realty Trust, cease to be members of the advisory committee, we will not be required to make any further capital contributions to the venture and the venture will not be not permitted to make any investments in loan assets or sidecar entities without our consent.  Additionally, following a default event by Lex-Win, we will have the right to remove Lex-Win as the managing member and appoint a new managing member.  Further, following a default event by Lex-Win, we will have the right to sell assets of the venture or liquidate the venture without Lex-Win’s consent.

We will have the right, at any time after the earlier of a default event by Lex-Win or the fifth anniversary of the date of the joint venture agreement, to have our interest in the venture redeemed for a redemption price approximating the fair market value of our interests in the venture at the time.  In addition, Lex-Win will have the right to redeem our interest in the venture after the fifth anniversary; however, we can elect to retain our interest in the venture provided that we would no longer have the right to request redemption.

Plan of Distribution

The following information is inserted at the end of the “Plan of Distribution” section on page 251 of our prospectus.

The following table provides information regarding shares sold in both our initial offering and our current follow-on offering as of July 31, 2008.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our Sponsor:	20,000	200,000	—	200,000

Shares sold in the initial offering:	469,598,762	4,695,987,620	493,078,705	4,202,908,915

Shares sold in the follow-on offering:	202,694,402	2,026,944,020	212,829,122	1,814,114,898

Shares sold pursuant to our distribution reinvestment plan in the initial offering:	9,720,991	92,349,415	—	92,349,415

Shares sold pursuant to our distribution reinvestment plan in the follow-on offering:	19,882,329	188,882,126	—	188,882,126

Shares repurchased pursuant to our share repurchase program:	(4,408,658)	(40,893,636)	—	(40,893,636)

	697,507,826	$6,963,469,545	$705,907,827	$6,257,561,718

(1)        Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)        Inland Securities Corporation serves as dealer manager of these offerings and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)        Number reflects net proceeds prior to paying organizational and offering expenses other than selling commissions, marketing contributions and due diligence expense allowances.